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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

Jos. A. Bank Clothiers, Inc.
(Name of Subject Company)

Java Corp.
(Offeror)

The Men's Wearhouse, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

480838101
(CUSIP Number of Class of Securities)

Jon W. Kimmins
Chief Financial Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072
(281) 776-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman
Michael A. Schwartz
Laura L. Delanoy
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,777,262,892.00	$228,911.46

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. ("JOSB") issued and outstanding as of November 27, 2013 as set forth in JOSB's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 5, 2013.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men's Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.
    ☐
    issuer tender offer subject to Rule 13e-4.
    ☐
    going-private transaction subject to Rule 13e-3.
    ☐
    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 5 to Schedule TO (this "Amendment") is filed by The Men's Wearhouse, Inc., a Texas corporation ("MW"), and Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the "Schedule TO") by MW and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase and the related letter of transmittal that accompanies the Amended and Restated Offer to Purchase, which amend and restate the Offer to Purchase dated January 6, 2014 and the related letter of transmittal that accompanied such Offer to Purchase. This Amendment is being filed on behalf of MW and the Purchaser.

Items 1 through 11.

        All information contained in the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, and the accompanying Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO. The Items of Schedule TO are hereby amended and supplemented as provided in the Amended and Restated Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal filed as Exhibits (a)(1)(G) and (a)(1)(H) to this Amendment.

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(G)	Amended and Restated Offer to Purchase, dated February 24, 2014.
(a)(1)(H)	Amended and Restated Letter of Transmittal.
(a)(1)(I)	Amended and Restated Form of Notice of Guaranteed Delivery.
(a)(1)(J)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(I)	Complaint in The Men's Wearhouse, Inc. v. Robert N. Wildrick, et al., filed by MW in the Court of Chancery of the State of Delaware on February 24, 2014.
(a)(5)(J)	Press release issued by MW on February 24, 2014.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

THE MEN'S WEARHOUSE, INC.
By:	/s/ JON W. KIMMINS
	Name:	Jon W. Kimmins
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.
By:	/s/ JON W. KIMMINS
	Name:	Jon W. Kimmins
	Title:	Executive Vice President, Treasurer and Chief Financial Officer

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  Item 12.
SIGNATURE